Exhibit 21.1

GAMEHAUS HOLDINGS INC.

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Golden Star Acquisition Corporation	Cayman Islands

Gamehaus Inc.	Cayman Islands

Gamehaus PTE.LTD	Singapore

Joypub Holding Limited	British Virgin Islands

Shanghai Haoyu Network Technology Co., Ltd.	PRC

Gamehaus Limited	Hong Kong

Gamepromo Co., Limited	Hong Kong

Chongqing Haohan Network Technology Co., Ltd.	PRC

Shanghai Kuangre Network Technology Co., Ltd.	PRC

Beijing Haoyou Network Technology Co., Ltd.	PRC

Chongqing Fanfengjian Network Technology Co., Ltd.	PRC

Shanghai Fanfengjian Network Technology Co., Ltd.	PRC

Dataverse Co., Limited	Hong Kong

Avid.ly Co., Limited	Hong Kong